UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Sakura Sogo REIT Toshi Hojin
(Name of Subject Company)

Sakura Sogo REIT Investment Corporation
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

MIRAI Corporation
(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Makoto Muranaka

Executive Director

Sakura Real Estate Funds Management, Inc.

8-11, Kudan Minami 3-chome, Chiyoda-ku, Tokyo, Japan

(Telephone +81-3-6272-6608)
(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1 and Exhibit 2.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on August 6, 2019.

(2) Not applicable.

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Exhibit Index

Exhibit Number	Description
1	Notice Concerning Execution of Merger Agreement by and between MIRAI Corporation and Sakura Sogo REIT Investment Corporation

2	Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of MIRAI Corporation and Sakura Sogo REIT Investment Corporation for the Fiscal Periods Ending April 30, 2020 and October 31, 2020

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PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michio Suganuma
(Signature)

Michio Suganuma
Executive Director
MIRAI Corporation
(Name and Title)

August 6, 2019
(Date)

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EXHIBIT 1

Notice Concerning Execution of Merger Agreement by and between MIRAI Corporation and Sakura Sogo REIT Investment Corporation

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

August 5, 2019

For Immediate Release

Real Estate Investment Trust:
MIRAI Corporation
Michio Suganuma, Executive Director (Securities Code: 3476)
Asset Management Company:
Mitsui Bussan & IDERA Partners Co., Ltd. Michio Suganuma, Representative Director, President
Contact: Shosaku Ikeda, Executive Director, CFO
TEL: +81-3-6632-5950

Real Estate Investment Trust:
Sakura Sogo REIT Investment Corporation
Makoto Muranaka, Executive Director
(Securities Code: 3473)
Asset Management Company:
Sakura Real Estate Funds Management, Inc.
Makoto Muranaka, Representative Director and President
Contact: Mayumi Kobiki, Chief Financial Officer
TEL: +81-3-6272-6608

Notice Concerning Execution of Merger Agreement

by and between MIRAI Corporation and Sakura Sogo REIT Investment Corporation

MIRAI Corporation (hereinafter “MIRAI”) and Sakura Sogo REIT Investment Corporation (hereinafter “SAKURA”) announce that, pursuant to the Memorandum of Understanding regarding the merger (hereinafter the “MOU”) entered into by and between MIRAI and SAKURA, which was announced in “Notice Concerning Execution of Memorandum of Understanding regarding Merger of MIRAI Corporation and Sakura Sogo REIT Investment Corporation” dated July 19, 2019, they resolved at the respective board of directors meetings held today to implement an absorption-type merger, with MIRAI as the surviving corporation and SAKURA as the absorbed corporation (hereinafter the “Merger”) with the effective date being November 1, 2019, and that MIRAI and SAKURA have entered into a merger agreement (hereinafter the “Merger Agreement”) dated today, as follows.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

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1.	Purpose of Merger

MIRAI and SAKURA, through asset management companies of each (Mitsui Bussan & IDERA Partners Co., Ltd. (hereinafter “MIP”) and Sakura Real Estate Funds Management, Inc. (hereinafter “SREFM”)) have been discussing in good faith measures to maximize unitholder value for both MIRAI and SAKURA. As a result of such discussions, MIRAI and SAKURA entered into the MOU having concluded that the Merger will have various synergetic effects (for details of the various synergetic effect, please refer to “2. Significance and Effect of Merger, (1) Major Synergies of Merger” below).

After the execution of the MOU, MIRAI and SAKURA continued discussions regarding the merger ratio, impact on the performance forecast and the growth strategy after the Merger, and determined that the Merger is the best measure to maximize unitholder value for both MIRAI and SAKURA as stated in “2. Significance and Effect of Merger” below. Therefore, MIRAI and SAKURA entered into the Merger Agreement today.

MIRAI and SAKURA recognize that the Merger leads to strengthening of the governance for further development of the J-REIT industry. MIRAI and SAKURA encourage unitholders to exercise their voting rights in favor of the Merger after consideration of the rationale and benefits of the Merger.

For details of the background of the merger, please refer to “2. Background of MOU” of “Notice Concerning Execution of Memorandum of Understanding regarding Merger of MIRAI Corporation and Sakura Sogo REIT Investment Corporation” dated July 19, 2019.

2.	Significance and Effect of Merger
(1)	Major Synergies of Merger

MIRAI and SAKURA confirm that both parties aim to realize the following synergies through integration of the real estate portfolio of MIRAI and SAKURA and the sponsor support after the Merger. MIRAI and SAKURA recognize the rationale and benefits for the Merger as stated in “2. Background of MOU” of “Notice Concerning Execution of Memorandum of Understanding regarding Merger of MIRAI Corporation and Sakura Sogo REIT Investment Corporation” dated July 19, 2019, and believe that the synergetic effect of the Merger will lead to medium to long term growth.

<Major Synergetic Effect of Merger>

(i)	Improvement of the management cost efficiency
(ii)	Enhancement of the profitability and the distribution per unit
(iii)	Increase in aggregate market capitalization and liquidity of units
(iv)	Improvement in diversification of assets and tenants
(v)	Improvement in the growth prospect and reduction of the cost of capital

(2)	Significance of Merger

MIRAI and SAKURA believe that the Merger has the following significance.

(i)	Provision of viable option to improve unitholder value for both MIRAI and SAKURA unitholders
MIRAI and SAKURA believe that the Merger will provide SAKURA unitholders with the opportunity to make a choice by presenting a tangible option compared to the proposal made by Star Asia Group and will provide unitholders with enhanced growth opportunities. The Merger realizes improvement in profitability and raises the level of the distribution per unit (“DPU”), and MIRAI after the Merger aims for continuous growth based on the investment policy of MIRAI.

(ii)	Pursuit of growth opportunities that take into account the unitholders’ interests through strong sponsorship support by Mitsui & Co. Group and IDERA Capital, and well-experienced management
MIRAI and SAKURA have confirmed and agreed that MIP will act as the asset manager of the investment corporation after the Merger, and that SRFEM and the Galileo Group, sponsor of SREFM will withdraw from the asset management of the investment corporation after the Merger. The sponsors of the investment corporation after the Merger will be Mitsui & Co. Asset Management Holdings, which is a wholly-owned subsidiary of Mitsui & Co., LTD. (established in July 1947, listed on Tokyo Stock Exchange 1st section, business results for the fiscal year ended March 31, 2019: consolidated revenue 6,957.5 billion yen, net income 414.2 billion yen, consolidated total assets 11,945.7 billion yen) and IDERA Capital Management Ltd. MIP and the sponsors after the Merger aim to improve the unitholder value over the medium to long term through a strong financial base and governance system that gives consideration to provide maximization of unitholders’ interests.

(iii)	Creation of a high-quality, diversified REIT focusing on office buildings in the Tokyo area
The portfolio of the investment corporation after the Merger consist of 47.3% of Tokyo area offices (Note), benefiting from stability and growth potential focusing on Tokyo area office which is stable in supply and demand and is expected to deliver high profitability in the future. In addition, due to the progress in portfolio diversification, it is expected to reduce the risk of property concentration and improve stability by diversifying asset types and tenants, with the top three property ratio (acquisition price basis) of 26.9% and the top 10 tenant contract ratio (rent basis) of 35.2%.

(Note)

Because MIRAI as an acquisition corporation will acquire SAKURA assets at market value by purchase method, the asset size after the Merger (based on the acquisition price) and ratio is calculated with the following formula. It also applies to the asset size after the Merger (based on the acquisition price) and ratio hereinafter.

Total acquisition price of assets held by MIRAI as of the end of July 2019 + Total appraisal value held by SAKURA as of the end of the fiscal period ended December 2018 + Appraisal value of properties acquired by SAKURA for the fiscal period ended June 2019

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(iv)	Improvement of market presence by expanding asset size and improving liquidity through the Merger
The asset size of the investment corporation after the Merger is expected to be 204.0 billion yen in total consisting of 47 assets. MIRAI and SAKURA believe that, rising above a small and medium-sized diversified J-REIT listed in and after 2016, its market presence in the REIT market improves. Its liquidity improves due to an increase in its market capitalization, it can be expected to be listed into global indices and to expand demand from institutional investors in the future, as well as the effect of declining in capital costs and to further improve in its future growth outlook. For the details, please refer to “page 15 of Supplementary Material” announced today.

(3)	Effect of Merger

MIRAI and SAKURA expect that the Merger has the following four effects. The Merger represents SAKURA’s judgment that it will be the best way to maximize unitholder value among several proposals. MIRAI and SAKURA believe the Merger is a tangible solution to all the issues in relation to the management of SAKURA raised by Lion Partners Godo Kaisha (hereinafter "Lion Partners") in the Star Asia Group’s proposal. Because the Merger resolves all the issues raised by Lion Partners, the reason for Lion Partners’ proposal to merge with Star Asia Investment Corporation is only for their own interest of Star Asia Group. MIRAI and SAKURA believe that Lion Partners’ proposal has lost its significance to the unitholders of SAKURA. MIRAI and SAKURA believe that the Merger can realize the improvement of unitholder value, which exceed the improvement, if any, through the merger with Star Asia Investment Corporation. For details, please refer to “page 4 of Supplementary Material” announced today.

(i)	Growth of the Distribution Per Unit (DPU)
MIRAI’s DPU after the Merger will be 1,600 yen for the Fiscal Period Ending April 2020 (or equivalent to 2,672 yen for one SAKURA unit before the Merger) and 1,640, for the Fiscal Period Ending October 2020 (or equivalent to 2,738 yen for one SAKURA unit before the Merger). This is a significant increase of +1.9% and +4.5%, respectively, to forecast DPU of 1,570 yen for the Fiscal Period Ending April 2020 of MIRAI before the Merger and +10.1%, and +12.8%, respectively, to forecast DPU of 2,427 yen for the Fiscal Period Ending December 2019 of SAKURA before the Merger. Star Asia Group sets the short-term target of approximately 100 yen increase (+4.1%) from 2,427 yen DPU of SAKURA for the Fiscal Period Ending December 2019 (Note), and the increase of forecast DPU for the Fiscal Period Ending April 2020 and the Fiscal Period Ending October 2020 after the Merger exceed the Star Asia Group’s proposal. Regarding the details of the performance forecast after the Merger, please refer to “Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of MIRAI Corporation and Sakura Sogo REIT Investment Corporation for the Fiscal Periods Ending April 30, 2020 and October 31, 2020” announced by both MIRAI and SAKURA today.

(Note)	This description is based on "Supplementary Explanatory Material Regarding Today’s Timely Disclosure (1)" announced by Star Asia Investment Corporation on May 10, 2019.

(ii)	Expansion of Asset Size

As stated in “(2) Significance of Merger”, the asset size after the Merger will exceed 200 billion yen and it greatly exceeds the assuming asset size of 163.2 billion yen (Note1) in case of the merger with Star Asia. As the market capitalization also reaches a level that is anticipated to facilitate incorporation to global REIT indices. Taking into consideration that MIRAI already has an A+ issuer credit rating before the Merger together, the Merger is much superior in respect to expected expansion in demand from institutional investors. MIRAI has increased its asset size from 100.7 billion yen as at its listing in December 2016 to 145.0 billion yen as of the end of the Fiscal Period ended April 2019, and the investment corporation after the Merger will aim new medium-term target of 300 billion yen with further external growth.

(Note 1)	Calculated by the following formula: Total acquisition price of assets held by Star Asia Investment Corporation as of the end of the fiscal period ended January 2019 (Note 2) + Total appraisal value of assets held by SAKURA as of the end of the fiscal period ended December 2018 + Appraisal value of properties acquired by SAKURA for the fiscal period ended June 2019
(Note 2)	The acquisition prices of Star Asia Investment Corporation do not include the acquisition prices of other assets under management (mezzanine loan investment and equity in silent partnership (Tokumei Kumiai shusshi)) and Amusement Media Gakuin Shinkan (acquisition price: 1,020 million yen), which was acquired on February 1, 2019.

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(iii)	Cost Efficiency
Though SAKURA before the Merger was not necessarily operated with low financial cost, as shown in the average interest rate of 0.83%, the average interest rate after the Merger is expected to decline to 0.59%. MIRAI’s average interest rate of 0.53% and average borrowing period of 7.2 years is respectively lower and longer than Star Asia Investment Corporation’s average interest rate of 0.63% and average borrowing period of 4.0 years (Note). MIRAI will seek to further strengthen its financial base with promoting cost reduction at refinancing and lengthen the average loan maturity backed by the credit of Mitsui & Co. Group. In addition, regarding Japan Credit Rating Agency, Ltd. (JCR) issuer rating of A+ (positive) which the MIRAI before the Merger is assigned, it aims to obtain AA- rating in the next JCR review scheduled around January 2020, which could further lower the debt cost. Investor classes are also expected to be expanded and the equity cost will be lower by being included in the J-REIT investment target of Bank of Japan if certain conditions are satisfied. In Star Asia Group’s proposal it plans to reduce the management cost including reduction of asset management fees, however, the Merger expects to deliver savings in management expenses, reduction in the cost of capital from both debt and equity side which will increase the unit price. MIRAI and SAKURA believe that these benefits will maximize unitholders value and realize more value than the cost reductions proposed by Star Asia.
MIRAI and SAKURA will manage portfolio based on the efficient MIRAI’s management policy after the Merger and reduce the asset management cost by utilizing the support by Mitsui & Co. Group and IDERA Capital and the unique knowhow of MIP, as its asset manager.

(Note)	This description is based on "Supplementary Explanatory Material Regarding Today’s Timely Disclosure (1)" announced by Star Asia Investment Corporation on May 10, 2019.

(iv)	Governance System for maximizing Unitholder’s Interest

As stated in “(2) Significance of Merger”, the investment corporation after the Merger will be managed by MIP based on the disciplined governance standard of Mitsui & Co. Group. MIP has working based on “REIT oriented business operation policy”, such as disclosing the actual amount of the asset management fee per each item and will work to realize the improvement of mid- to long-term unitholder value under the management system which emphasizes on maximizing unitholders’ interest, and the governance system with conscious on clarification of cost bearing.

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3.	Summary of Merger

In the Merger Agreement, MIRAI and SAKURA confirmed and agreed as follows regarding the schedule of, method for and allocation of units upon, the Merger.

(1)	Schedule of Merger
	MIRAI	SAKURA
Public Notice on Record Date for the General Meeting of Unitholders	July 10, 2019	June 29, 2019
Record Date for the General Meeting of Unitholders	July 25, 2019	June 30, 2019
Board of Directors Meeting to Approve Merger Agreement	August 5, 2019
Execution Date of Merger Agreement
Date of the General Meeting of Unitholders	September 10, 2019	August 30, 2019
Date of Delisting	-	October 30, 2019 (Scheduled)
Effective Date of Merger	November 1, 2019 (Scheduled)
Registry Date of Merger	Early November 2019 (Scheduled)

(2)	Method for Merger

The Merger will be an absorption-type merger with MIRAI as the surviving corporation and SAKURA as the absorbed corporation, and SAKURA will be dissolved upon the Merger.

(3)	Allocation of Units upon Merger

	MIRAI (surviving corporation)	SAKURA (absorbed corporation)
Ratio of Allotment	1	1.67
(Note 1)	Number of investment units of MIRAI to be issued as a result of the Merger: 556,111 units (planned).
(Note 2)	Fractions of less than one unit will be generated for the number of investment units to be allotted to the unitholders of SAKURA through the allotment of 1.67 units of MIRAI per unit of SAKURA. These fractional units will be sold through a market transaction in accordance with statutory provisions, and the proceeds from the sale will be delivered to the unitholders who are allocated fractions, in proportion to the size of their fractional units to be allocated.
(Note 3)	In addition to the above investment units, instead of cash distributions to the unitholders of SAKURA for SAKURA’s fiscal period from July 1, 2019 to October 31, 2019, MIRAI will, within a reasonable period after the effective date of the Merger, make a payment on the Merger to the unitholders listed or recorded on the final unitholders register of SAKURA as of the day immediately prior to the effective date of the Merger (excluding the unitholders of SAKURA who have demanded the purchase of their investment units pursuant to the provisions of Article 149-3 of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; hereinafter the “Investment Trust Act”)) (hereinafter the “Allotted Unitholders”) or the registered pledgees of investment units held by Allotted Unitholders, in an amount equivalent to the cash distributions for the above mentioned fiscal period (the payment will be the amount of distributable profit of SAKURA as of the day immediately prior to the effective date of the Merger divided by the number of investment units that is obtained by deducting (a) the number of investment units held by the unitholders other than the Allotted Unitholders of SAKURA from (b) the total number of investment units issued and outstanding of SAKURA, as of the day immediately prior to the effective date of the Merger (such calculated amount being rounded down to the nearest whole yen)). The details will be announced once they are determined.

(4)	Amendment to Articles of Incorporation of Surviving Corporation

The Articles of Incorporation of the surviving corporation will not be amended.

(5)	Major Conditions Precedent Relating to Merger

The Merger will become effective on the condition that following conditions and other conditions set forth in the Merger Agreement are fulfilled on the day immediately prior to the effective date of the Merger, and, if any of such conditions are unfulfilled or if it becomes clear that any of such conditions will not be fulfilled by the day immediately prior to the effective date of the Merger (in either case, excluding cases due to a breach, defect, problem or the like attributable to the terminating party or its related person), MIRAI and SAKURA may terminate the Merger Agreement upon written notice to the other party prior to the effective date of the Merger without owing any liability or obligation to pay to the other party (excluding liability and obligation to pay in the event of a breach of the Merger Agreement by the terminating party).

▪	It has been confirmed in a manner and substance reasonably satisfactory to MIRAI and SAKURA that the filing of a registration statement on Form F-4 is not required for the Merger under the U.S. securities laws.
▪	SAKURA and the asset management company of SAKURA have agreed to terminate, as of the effective date of the Merger, the asset management agreement executed between SAKURA and the asset management company of SAKURA, with the contents that MIRAI is reasonably satisfied.
▪	Approval at each of the general meeting of unitholders of MIRAI and SAKURA has been obtained, and other procedures pursuant to applicable laws and regulations and obtaining permits and approvals as required to implement the Merger or the matters contemplated in connection with the Merger have been completed.

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▪	With respect to SAKURA’s loans whose repayment date will expire from and including the date of execution of the Merger Agreement to the effective date of the Merger, refinance by loans whose repayment dates, interest rates, and other conditions are reasonably satisfactory to MIRAI shall have been completed.
▪	Final consent has been obtained from all of the financial institutions that have been providing loans to MIRAI or SAKURA, regarding the implementation of the Merger and the basic terms and conditions for the lending on and after the effective date of the Merger (with respect to loan agreements, including the measures for the prevention of the occurrence of breaches of financial covenants, breaches of other covenants and acceleration event attributable to MIRAI after the Merger), and such consent has not been withdrawn by any of such financial institutions.
▪	Approval from the other parties from whom MIRAI and SAKURA should obtain an approval regarding the implementation of the Merger in compliance with contracts, etc. (except (i) financial institutions prescribed above and (ii) the parties with whom MIRAI and SAKURA have consulted and agreed that there is little importance to maintain relevant agreement, etc. for operation of the surviving corporation after the Merger) has been obtained.
▪	There has been no breach (excluding minor breach) of contractual obligations (including the Merger Agreement) or any default in monetary obligations (including tax due and payable) (however, excluding minor breach), as to MIRAI and SAKURA. In addition, there has been no occurrence of acceleration event (including any event that shall fall in an event of default as a result of notice, the passage of time, or both), suspension of payment, inability to pay debts, or commencement of or filing of petition for bankruptcy, special liquidation, civil rehabilitation, other applicable legal insolvency procedures, or procedures for private arrangement such as Turnaround ADR as to MIRAI and SAKURA.
▪	None of MIRAI, MIP or SAKURA has received administrative sanction such as deletion of the registration, suspension of business in whole or in part, or other administrative sanction that would cause material hindrance or material adverse effects to implement the Merger from the regulatory agencies.
▪	Other than the above, there exist no events that are reasonably considered to be a material obstruction or issue for the realization of the Merger.

4.	Grounds for Calculation of Merger Ratio
(1)	Basis of Calculation

For the purpose of calculating the merger ratio to be adopted in the Merger, in view of ensuring fairness, MIRAI and SAKURA respectively appointed each financial advisor for the Merger and requested each financial advisor to perform a financial analysis of the merger ratio. MIRAI appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”), and SAKURA appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”).

Mitsubishi UFJ Morgan Stanley Securities performed its analysis of the merger ratio for each of MIRAI and SAKURA, comprehensively taking into consideration the analysis results based on (i) historical unit price analysis as a method of analysis based on the investment unit price formed in the securities market, as investment units of MIRAI and SAKURA are listed on the TSE, (ii) comparable trading multiple analysis as a method of analysis based on the investment unit value of other listed investment corporations conducting business similar to that of MIRAI and SAKURA, (iii) DCF Analysis as a primary method of analysis of investment unit value based on the mid-to-long term future business activities of MIRAI and SAKURA, and (iv) the net asset value approach as a method of static analysis of investment unit value, which reflects the market value of assets held by MIRAI and SAKURA. A summary of the analysis performed by Mitsubishi UFJ Morgan Stanley Securities is as follows.

Financial Analysis Approach	MIRAI	SAKURA
Historical Unit Price Analysis	1	1.63 – 1.89
Comparable Trading Multiple Analysis	1	1.52 – 1.89
DCF Analysis	1	1.54 – 1.75
Net Asset Value Approach	1	2.05

Concerning the historical unit price analysis, taking into account the recent market trading trends of the investment units of MIRAI and SAKURA, the financial analysis date was set on August 2, 2019 and the merger ratio was analyzed based on the closing prices for one-month, three-month, and six-month periods up to the financial analysis date. Please refer to Note 1 at the end of this press release for more detailed information regarding the assumptions and disclaimers for the analyses of Mitsubishi UFJ Morgan Stanley Securities.

In the future profit plan of MIRAI and SAKURA which Mitsubishi UFJ Morgan Stanley Securities referred to as the basis for the DCF Analysis, there is no fiscal period in which a considerable increase or decrease in profits is expected.

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SMBC Nikko Securities has determined to adopt four individual valuation methods to calculate the merger ratio based on its own analyses on financial and business information about MIRAI and SAKURA and terms and conditions of this merger. SMBC Nikko Securities conducted the historical unit price analysis given the fact that market price of the units of MIRAI and SAKURA are available as they are both listed on the Tokyo Stock Exchange. SMBC Nikko Securities also conducted comparable trading multiple analysis since it is feasible to analogically assess the unitholders’ value given that there are multiple comparable REITs to each of MIRAI and SAKURA. SMBC Nikko Securities ran the dividend discount model analysis (“DDM”) to factor in the projected dividends to be payable in the future. SMBC Nikko Securities also ran the adjusted net asset value analysis reflecting the fair value of the property assets owned by MIRAI and SAKURA on the book value of their respective net asset.

The table below summarizes ranges of the merger ratio per each analysis which represents how many of MIRAI’s units are assigned to every SAKURA’s unit. For the historical unit price analysis, SMBC Nikko Securities used the simple arithmetic average of the closing prices for 1 month, 3 months and 6 months ending on the valuation reference as of August 2, 2019. For the details of the assumptions and disclaimers, please refer to (Note 2) at the end of this press release.

It is noted that there are no such periods when either MIRAI or SAKURA records significant movement in their respective profit during the projection period for DDM.

Valuation Methodology	MIRAI	SAKURA
Historical Unit Price Analysis	1	1.71 - 1.78
Comparable Trading Multiple Analysis	1	1.31 - 2.02
Dividend Discount Model Analysis	1	1.24 - 2.58
Adjusted Net Asset Value Analysis	1	2.06

(2)	Background of Calculation

After comprehensively taking into account the financial results, status of assets and liabilities, future prospects of the business, synergies to be created by the Merger and the results of the financial analysis conducted by Mitsubishi UFJ Morgan Stanley Securities and SMBC Nikko Securities, the financial advisors for MIRAI and SAKURA, and discussing and negotiating meticulously, MIRAI and SAKURA executed the Merger Agreement, as they determined the above mentioned merger ratio to be appropriate.

Considering that the investment unit price of SAKURA has risen significantly in response to requests for convocation of the general unitholders meeting by Lion Partners, the Star Asia Group's proposal for the merger with Star Asia Investment Corporation, and the announcement of the MOU on the Merger with MIRAI, the comparison of investment unit price has been carefully discussed and examined. As stated above in "2. Significance and Effects of Merger," SAKURA unitholders are expected to receive distributions per unit after the Merger by more than 10% compared to that before the merger. In addition to such factors, considering the synergies expected over the medium to long term through the expansion of asset size, strong sponsorship and support system and other merits of the Merger, MIRAI and SAKURA have determined that the above merger ratio is appropriate after negotiating in good faith and an arms-length basis. The theoretical investment unit price of ¥94,856 (Note 1) for SAKURA taking into account the above merger ratio is at a premium of 3.8%, 5.6%, and 9.0% (Note 2), respectively on the average closing prices of investment units for one, three, and six months, respectively prior to July 4, 2019, when it was announced that SAKURA was considering a merger with MIRAI. In addition, the implied value for Sakura units exceeds the highest trading price on any single day from May 10, 2019, the day Star Asia Group announced its proposal, up to 3 July 2019. For the details of the theoretical investment unit price for SAKURA taking into account the above merger ratio and the transition of the actual unit price, please refer to “page 8 of Supplementary Material” announced today.

(Note 1)	This figure is calculated by the closing price of the investment units of MIRAI on August 2, 2019 multiplied by the merger ratio.
(Note 2)	Figures are calculated using simple averages of closing prices for the period from June 4, 2019 to July 3, 2019, from April 4, 2019 to July 3, 2019, and from January 4, 2019 to July 3, 2019, respectively.

(3)	Relationship with Financial Advisors

Neither Mitsubishi UFJ Morgan Stanley Securities nor SMBC Nikko Securities falls under the definition of an “Affiliated Party” of MIRAI or SAKURA as set forth in Article 67, Paragraph 4 of the Ordinance Regarding Calculation of the Investment Corporation (Cabinet Ordinance No. 47 of 2006, as amended) and has no significant interest to note in connection with the Merger.

(4)	Prospect of Delisting and Reasons Thereof

The Merger is expected to be an absorption-type merger, whereby MIRAI is the surviving corporation and SAKURA is dissolved in accordance with Article 143 of the Act Concerning Investment Trusts and Investment Corporations, and the investment units issued by SAKURA are expected to be delisted on October 30, 2019, two trading days prior to the effective date of the Merger, in accordance with the criteria for delisting set out by the Tokyo Stock Exchange, Inc. In exchange for the Merger, the unitholders of SAKURA will be allotted MIRAI investment units in proportion to the number of investment units they hold and thereby own MIRAI investment units, and MIRAI investment units are already listed on Tokyo Stock Exchange and will continue to be tradable on Tokyo Stock Exchange.

7

(5)	Measures to Support the Fairness
(i)	Measures to Secure Fairness in the Course of Considering Pros and Cons of Merger and Merger Ratio

In the course of their consideration of the Merger, MIRAI and SAKURA has reported on a timely manner as to the status of the considerations to their respective Board of Directors, with each board being composed of the respective investment corporation’s executive director and its two supervisory directors, whose independence from the asset management companies is secured pursuant to the Act on Investment Trusts and Investment Corporations, and the respective Board of Directors has deliberated and resolved at their respective meeting with regard to material matters. Further, Makoto Muranaka, the executive director of SAKURA, does not have any special interests in MIRAI and its related parties. However, in respect of ensuring fairness, he did not participate in the discussion and resolution of such Board of Directors, because the agenda to approve the Merger with MIRAI is contradicting the proposal by Star Asia Group which proposes his dismissal.

Furthermore, MIRAI has appointed SHIBATA, SUZUKI & NAKADA and SAKURA has appointed Nagashima Ohno & Tsunematsu, as each legal advisor for the Merger, and MIRAI and SAKURA have respectively received advice on matters including the procedures for the Merger, the method and procedures for making decisions.

(ii)	Measures to Secure Fairness in Calculation of Merger Ratio

As described in items (1) through (3) above, MIRAI and SAKURA requested their respective financial advisors to conduct a financial analysis regarding the merger ratio. In determining the appropriate merger ratio, MIRAI and SAKURA considered various factors including the financial analyses conducted by their respective financial advisors.

In order to ensure the fairness of the Merger, MIRAI has retained Mitsubishi UFJ Morgan Stanley Securities, which is an independent third-party financial advisor, for its unitholders, and obtained a report of merger ratio analysis, in which analyses of allotment of units in the Merger were conducted from a financial viewpoint under certain assumptions. Given the above, the board of directors of MIRAI has determined that measures for ensuring the fairness of the Merger were adequately implemented.

In order to ensure the fairness of the Merger, SAKURA has retained SMBC Nikko Securities, which is an independent third-party financial advisor, for its unitholders, and obtained a report of merger ratio analysis, in which analyses of allotment of units in the Merger were conducted from a financial viewpoint under certain assumptions. Given the above, the board of directors of SAKURA has determined that measures for ensuring the fairness of the Merger were adequately implemented. Further, Makoto Muranaka, the executive director of SAKURA, does not have any special interests in MIRAI and its related parties. However, in respect of ensuring fairness, he did not participate in the judgment of such Board of Directors, because the agenda to approve the Merger with MIRAI is contradicting the proposal by Star Asia Group which proposes his dismissal.

It should be noted that neither of MIRAI nor SAKURA obtained a fairness opinion from the relevant financial advisor to the effect that the merger ratio is financially suitable for each unitholder of each investment corporation.

8

5.	Outline of Merging Parties
	Surviving Corporation upon Merger		Absorbed Corporation upon Merger
Name	MIRAI Corporation		Sakura Sogo REIT Investment Corporation
Location	2-1, Nishi-Kanda 3-chome, Chiyoda-ku, Tokyo		8-11, Kudan Minami 3-chome, Chiyoda-ku, Tokyo
Name of Executive Directors	Michio Suganuma		Makoto Muranaka
Unitholders’ Capital	69,074 million yen		29,254 million yen
Date of Incorporation	December 4, 2015		April 1, 2016
Total Number of Outstanding Investment Units	1,581,640 units		333,001 units
End of Fiscal Period	April, October		June, December
Main Assets under Management	Real estate beneficiary interests in trust		Real estate beneficiary interests in trust
Total Number of Assets (as of today)	Office 8 Retail 5 Hotel 15 Others 1 Total 29		Office 8 Retail 4 Residence 4 Others 2 Total 18
End Book Value (Note)	Office 80.9 billion yen Retail 27.7 billion yen Hotel 29.6 billion yen Others 8.6 billion yen Total 46.9 billion yen		Office 26.5 billion yen Retail 22.2 billion yen Residence 6.5 billion yen Others 2.3 billion yen Total 57.7 billion yen
Main Financial Banks	Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation
Major Unitholders and Holding Ratio (Note)	The Master Trust Bank of Japan, Ltd. (Trust account)	13.3%	The Master Trust Bank of Japan, Ltd. (Trust account)	7.6%
	Japan Trustee Services Bank, Ltd. (Trust account)	10.7%	Japan Trustee Services Bank, Ltd. (Trust account)	6.2%
	The Nomura Trust and Banking Co., Ltd. (Investment trust account)	3.7%	Lion Partners Godo Kaisha	3.6%
	Mizuho Trust & Banking Co., Ltd.	2.4%	The Nomura Trust and Banking Co., Ltd. (Investment trust account)	3.1%
	Morgan Stanley MUFG Securities Co., Ltd.	1.6%	BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE－AC)	3.0%
Name of Asset Management Company	Mitsui Bussan & IDERA Partners Co., Ltd.		Sakura Real Estate Funds Management, Inc.
Location of Asset Management Company	2-1, Nishi-Kanda 3-chome, Chiyoda-ku, Tokyo		8-11, Kudan Minami 3-chome, Chiyoda-ku, Tokyo
Name and Post of Representative of Asset Management Company	Michio Suganuma, Representative Director, President		Makoto Muranaka, Representative Director and President
Relationship among Parties Involved	There is no capital, personnel and business relationships required to be disclosed between MIRAI/SAKURA and MIP/SREFM, and They do not fall under related parties.
(Note)	The above figures of the end book value and the status of unitholders are as of April 30, 2019 for MIRAI, and as of June 30, 2019 for SAKURA. The end book value is rounded down to the nearest unit, and the holding ratio is rounded to the nearest tenth. In addition, the end book value of SAKURA is unaudited figures.

6.	Business Results for Last 3 Fiscal Periods

(million yen unless otherwise specified)

	MIRAI Corporation (Surviving Corporation)			Sakura Sogo REIT Investment Corporation (Absorbed Corporation) (Note 1)
	Apr. 2018	Oct. 2018	Apr. 2019	Feb. 2018	Jun. 2018	Dec. 2018
Operating Revenue	3,958	4,417	4,959	2,662	1,768	2,362
Operating Profit	1,907	2,122	2,531	1,304	854	1,046
Ordinary Profit	1,698	1,867	2,270	1,153	615	885
Net Profit	1,706	1,922	2,271	1,152	615	886
Net Profit per Unit (yen)	5,807	1,440 (Note 2)	1,437 (Note 2)	3,460	1,847	2,661
Distributions per Unit (yen)	5,807	5,668	5,745	3,460	1,848	2,662
Net Assets per Unit (yen)	182,253	45,392 (Note 2)	44,797 (Note 2)	91,312	89,700	90,513
Net Asset	53,536	61,590	70,854	30,407	29,870	30,141
Total Asset	117,022	131,772	152,493	63,197	62,752	61,643

(Note 1)

SAKURA changed its fiscal period end from the end of February and August to the end of June and December of each year, upon a resolution adopted at the second general meeting of unitholders held on May 31, 2018. As a result, the fiscal period ended June 30, 2018 ended four months from March 1, 2018 to June 30, 2018.

(Note 2)	MIRAI implemented a four-for-one investment unit split with April 30, 2019 as record date and May 1, 2019 as effective date. Net Profit per Unit and Net Assets per Unit are shows pro forma per unit information which has been adjusted to reflect the unit split as if it had been effective at the beginning of the fiscal period ended October 31, 2018.

9

7.	Post-Merger Statue
(1)	Statues of Surviving Corporation
Name	MIRAI Corporation
Location	2-1, Nishi-Kanda 3-chome, Chiyoda-ku, Tokyo
Name of Executive Directors	Michio Suganuma
Unitholders Capital	Not yet been determined, and will be announced once determined.
Fiscal Period End	April, October
Net Assets	Not yet been determined, and will be announced once determined
Total Assets	Not yet been determined, and will be announced once determined
Name of Asset Management Company	Mitsui Bussan & IDERA Partners Co., Ltd.
Location of Asset Management Company	2-1, Nishi-Kanda 3-chome, Chiyoda-ku, Tokyo
Name and post representative of Asset Management Company	Michio Suganuma, Representative Director, President

(2)	Major Unitholders and Unit Holding Ratio before and after Merger
Before the Merger
MIRAI (Note 1)		SAKURA (Note 1)
The Master Trust Bank of Japan, Ltd. (Trust account)	13.3%	The Master Trust Bank of Japan, Ltd. (Trust account)	7.6%
Japan Trustee Services Bank, Ltd. (Trust account)	10.7%	Japan Trustee Services Bank, Ltd. (Trust account)	6.2%
The Nomura Trust and Banking Co., Ltd. (Investment trust account)	3.7%	Lion Partners Godo Kaisha	3.6%
Mizuho Trust & Banking Co., Ltd.	2.4%	The Nomura Trust and Banking Co., Ltd. (Investment trust account)	3.1%
Morgan Stanley MUFG Securities Co., Ltd.	1.6%	BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE－AC)	3.0%
Trust & Custody Services Bank, Ltd. (Securities investment trust account)	1.5%	NIPPON KANZAI CO., LTD.	2.6%
Mitsui & Co. Asset Management Holdings LTD.	1.3%	GALAXY JREIT PTY LIMITED	2.6%
IDERA Capital Management Ltd.	1.3%	TRUST & CUSTODY SERVICES BANK, LTD.（SECURITIES INVESTMENT TRUST ACCOUNT）	2.4%
THE HACHIJUNI BANK, LTD.	1.1%	CREDIT SUISSE SECURITIES (EUROPE) LIMITED PB OMNIBUS CLIENT ACCOUNT	2.1%
Individual	1.0%	JP MORGAN BANK (IRELAND) PLC 380423	1.9%

After the Merger (Simple sum after taking into account the merger ratio) (Note 2)
The Master Trust Bank of Japan, Ltd. (Trust account)	11.8%
Japan Trustee Services Bank, Ltd. (Trust account)	9.5%
The Nomura Trust and Banking Co., Ltd. (Investment trust account)	3.6%
Mizuho Trust & Banking Co., Ltd.	1.8%
Trust & Custody Services Bank, Ltd. (Securities investment trust account)	1.7%
Morgan Stanley MUFG Securities Co., Ltd.	1.3%
JPMorgan Securities Japan Co., Ltd.	1.0%
Mitsui & Co. Asset Management Holdings LTD.	0.9%
IDERA Capital Management Ltd.	0.9%
Lion Partners Godo Kaisha	0.9%

(Note 1)	The above status of unitholders are as of April 30, 2019 for MIRAI, and as of June 30, 2019 for SAKURA.
(Note 2)	The major unitholders and their unit holding ratios after the Merger are calculated based on the number of investment units assuming that the investment units will be allotted in accordance with “3. Summary of Merger, (3) Allocation of Units upon Merger” above on the premise of the major unitholders’ unit holding ratios before the Merger above.

10

(3)	Amendment to Asset Management Agreement

After the Merger, MIRAI will continue to entrust the business concerning the management of the assets to MIP to which MIRAI currently entrusts its asset management. For the avoidance of doubt, the relevant asset management agreement is not scheduled to be amended.

In addition, SAKURA is scheduled to terminate the asset management agreement with its asset management company on the effective date of the Merger on the condition that the Merger becomes effective, upon obtaining approval of the general meeting of unitholders of SAKURA.

Further, MIRAI, SAKURA, SREFM and MIP have agreed that no merger fee will be paid to the asset management company of SAKURA upon the Merger under which SAKURA will be the absorbed corporation.

(4)	Amendment to Investment Policy

After the Merger, the investment policy of MIRAI, which is the surviving corporation, is not scheduled to be amended from that described in the Securities Report (for the 6th Fiscal Period from November 1, 2018 to April 30, 2019) filed by MIRAI as of July 29, 2019.

(5)	Amendment to Agreement with Sponsor, etc.

MIRAI and MIP have entered into the sponsor support agreement each with Mitsui & Co. Asset Management Holdings LTD. and IDERA Capital Management Ltd., and there is no change to such agreements after the Merger.

SREFM will agree to terminate each sponsor support agreement with Galileo Sydney Holdings Pty Limited, NIPPON KANZAI Co., Ltd. and Tokyo Capital Management Co., Ltd. on the effective date of the Merger.

(6)	Provisions concerning Officers of Surviving Corporation after the Merger

There is no plan of current and former directors and employees of SREFM to become directors of MIP upon the Merger.

8.	Outline of Accounting Method

It is assumed that the Accounting Standard for Business Combinations (Accounting Standards Board of Japan Statement No. 31; revised on January 16, 2019) will apply to the Merger and thus the Merger will be proceeded by the purchase method, whereby MIRAI is the corporation acquiring, and SAKURA is the corporation to be acquired. It is also assumed that the Merger will result in positive goodwill or negative goodwill. The amount of such goodwill has not been confirmed yet, and will be announced once the value of goodwill is confirmed.

9.	Outlook

Regarding the performance for the fiscal period ending October 2019 (from July 1, 2019 to October 31, 2019), which is SAKURA’s last business period before the effectuation of the Merger, please refer to “Notice Concerning Forecasts on Operation and Payment on the Merger for the Fiscal Period Ending October 2019 (the Last Business Period)” announced by SAKURA today.

Regarding the performance forecast after the Merger, please refer to “Notice Concerning Operating and Distribution Forecasts for the Fiscal Periods Ending April 2020 and October 2020 after the Merger of MIRAI Corporation and Sakura Sogo REIT Investment Corporation” announced by both MIRAI and SAKURA today.

(End)

* URL

MIRAI Corporation	: http://3476.jp/en
Sakura Sogo REIT Investment Corporation	: http://sakurasogoreit.com/en

This press release is the English translation of the announcement in Japanese on MIRAI and SAKURA’s website. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

(Reference press release, etc.)

Dated 7/9/2019	MIRAI	“Notice Concerning Establishment of a Record Date for the Convocation of General Meeting of Unitholders”
Dated 7/19/2019	MIRAI and SAKURA	“Notice concerning Execution of Memorandum of Understanding regarding Merger of MIRAI Corporation and Sakura Sogo REIT Investment Corporation”
Dated 7/19/2019	MIRAI and SAKURA	“Merger of MIRAI Corporation and Sakura Sogo REIT Investment Corporation Execution of Memorandum of Understanding -Supplementary Material for the Press Release Dated July 19, 2019-”
Dated 8/5/2019	MIRAI and SAKURA	“Merger of MIRAI Corporation and Sakura Sogo REIT Investment Corporation Execution of Merger Agreement - Supplementary Material for the Press Release Dated August 5, 2019-”
Dated 8/5/2019	MIRAI and SAKURA	“Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of MIRAI Corporation and Sakura Sogo REIT Investment Corporation for the Fiscal Periods Ending April 30, 2020 and October 31, 2020”
Dated 8/5/2019	MIRAI	“Notice Concerning Holding of General Meeting of Unitholders”
Dated 8/5/2019	SAKURA	“Notice Concerning Forecast of Operating Results for the Fiscal Period Ending October 2019 (the Final Fiscal Period) and Payment on the Merger”
Dated 8/5/2019	SAKURA	“Notice Concerning Convocation of General Meeting of Unitholders Regarding the Approval of Merger Agreement, etc.”

11

(Note 1)

In analyzing the above merger ratio, Mitsubishi UFJ Morgan Stanley Securities has relied on the information provided by MIRAI and SAKURA and publicly available information assuming that all such materials and information are accurate and complete, without independent verification of the accuracy or completeness of those materials and information. In addition, Mitsubishi UFJ Morgan Stanley Securities did not make any independent valuation, appraisal, or assessment of the assets or liabilities (including off-balance-sheet assets and liabilities and any other contingent liabilities) of MIRAI and SAKURA, nor has Mitsubishi UFJ Morgan Stanley Securities requested any such appraisal or assessment from a third-party institution. Further, Mitsubishi UFJ Morgan Stanley Securities has assumed that the financial projections provided by MIRAI and SAKURA have been prepared in a reasonable manner to reflect the best currently available estimates and judgments by the management of each of MIRAI and SAKURA. The analysis of the above merger ratio by Mitsubishi UFJ Morgan Stanley Securities was based on the above information that was available as of August 2, 2019.

Mitsubishi UFJ Morgan Stanley Securities has prepared its analysis solely for the board of directors of MIRAI for the purpose of deliberating the Merger and the analysis may not be definitively relied upon or used for any other purpose or by any other third party. In addition, Mitsubishi UFJ Morgan Stanley Securities will not provide any opinion or recommendation on voting by any of the unitholders of MIRAI or SAKURA with respect to the Merger or any other proposed transaction.

(Note 2)

SMBC Nikko Securities did not conduct either assessment on or revaluation of the assets and liabilities of MIRAI and SAKURA by itself. SMBC Nikko Securities also did not either perform due diligence on them by retaining certified accountants or other professionals or obtain any opinion on their values from the independent third party. SMBC Nikko Securities referred publicly available information of SAKURA, MIRAI and other REITs such as financials, market data, analyst reports and indicators of financial conditions, economics and markets in conducing analysis of the merger ratio. SMBC Nikko Securities stood on the premise that there was no such undisclosed information that it could significantly affect the calculation of the merger ratio in conducting its analyses. SMBC Nikko Securities also stood on the premise that information and materials referred for the purpose of its analyses were accurate and perfect, and in particular, business plan and business performance prospect as part of such information and materials were reasonably established based on the best forecast and consideration at that time, and therefore, SMBC Nikko Securities did not undertake its own investigation and verification on accuracy, appropriateness and feasibility of the information and materials in conducting its analyses.

12

EXHIBIT 2

Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of MIRAI Corporation and Sakura Sogo REIT Investment Corporation for the Fiscal Periods Ending April 30, 2020 and October 31, 2020

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

August 5, 2019

For Immediate Release

Real Estate Investment Trust:
MIRAI Corporation
Michio Suganuma, Executive Director
(Securities Code: 3476)
Asset Management Company:
Mitsui Bussan & IDERA Partners Co., Ltd.
Michio Suganuma, Representative Director, President
Contact: Shosaku Ikeda, Executive Director, CFO
TEL: +81-3-6632-5950

Real Estate Investment Trust:
Sakura Sogo REIT Investment Corporation
Makoto Muranaka, Executive Director
(Securities Code: 3473)
Asset Management Company:
Sakura Real Estate Funds Management, Inc.
Makoto Muranaka, Representative Director and President
Contact: Mayumi Kobiki, Chief Financial Officer
TEL: +81-3-6272-6608

Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of MIRAI Corporation and Sakura Sogo REIT Investment Corporation for the Fiscal Periods Ending April 30, 2020 and October 31, 2020

As announced in the “Notice Concerning Execution of Merger Agreement by and between MIRAI Corporation and Sakura Sogo REIT Investment Corporation” released today, MIRAI Corporation (hereinafter “MIRAI”) and Sakura Sogo REIT Investment Corporation (hereinafter “SAKURA”) (hereinafter the “Two Investment Corporations” collectively with MIRAI and SAKURA), plan to implement an absorption-type merger (the “Merger”) effective November 1, 2019, with MIRAI as the surviving corporation and SAKURA as the dissolving corporation, and they have executed a merger agreement dated today.

As a result, details regarding the forecast of operating results and distributions of the surviving corporation after the merger (hereinafter “New MIRAI”) for the fiscal periods ending April 2020 (8th Fiscal Period: from November 1, 2019 to April 30, 2020)and October 2020 (9th Fiscal Period: from May 1, 2020 to October 31, 2020)are provided below.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1

	Operating revenue	Operating profit	Ordinary profit	Net profit	Distributions per unit (including distributions in excess of earnings)
						Distributions per unit (excluding distributions in excess of earnings)	Distributions in excess of earnings per unit
Fiscal Period Ending April 2020	¥7,654m	¥2,730m	¥2,364m	¥3,420m	¥1,600	-	-
Fiscal Period Ending October 2020	¥7,815m	¥3,874m	¥3,507m	¥3,506m	¥1,640	-	-

(Information)

The fiscal period ending April 2020: The estimated number of investment units outstanding as of the end of the period:　2,137,751 units*

The fiscal period ending October 2020: The estimated number of investment units outstanding as of the end of the period:　2,137,751 units*

*Please refer to the “Total number of investment units issued” shown in the attached “ Assumptions Underlying Forecasts for the Fiscal Periods Ending April 30, 2020 and October 31, 2020” .

(Note 1)	The operating periods of New MIRAI are annually from November 1 to April 30, and from May 1 to October 31, meaning there is no change from the operating periods of MIRAI before and after the Merger.
(Note 2)	The above forecasts are calculated as of today, based on the assumptions set forth in the attached exhibit,“Assumptions Underlying Forecasts for the Fiscal Periods Ending April 30, 2020 and October 31, 2020”. The actual operating revenues, operating profit, ordinary profit, net profit, distributions per unit (excluding distributions of excess earnings) and distributions in excess of earnings per unit may differ due to a potential difference from the assumptions caused by future acquisition or sale of properties, changes in the real estate market, exercise of appraisal rights of investment units concerning the Merger and the number of investment units issued associated with the merger, interest rate trends and any other changes in circumstances surrounding New Mirai. The above forecasts are not a guarantee of any actual financial performances or amount of distributions.
(Note 3)	In the above forecasts, an amount of negative goodwill to be generated associated with the Merger is estimated at 1,056 million yen, which will be recorded as a lump sum as extraordinary income in the Fiscal Period Ending April 2020. For details, please refer to “Extraordinary Income (Gain on negative goodwill)” shown in the attached “Assumptions Underlying Forecasts for the Fiscal Periods Ending April 30, 2020 and October 31, 2020”.
(Note 4)	The forecasts may be revised if a significant deviation is expected.
(Note 5)	Figures below each unit are rounded down while percentage figures are rounded to the nearest tenth.

(End)

*URL of the Two Investment Corporations:

MIRAI Corporation	：http://3476.jp/en
Sakura Sogo REIT Investment Corporation	：http://sakurasogoreit.com/en

This press release is the English translation of the announcement in Japanese on MIRAI and SAKURA’s website. However, no assurance or warranties are given for the completeness or accuracy of this English translation

(Reference press release, etc.)

Dated 6/21/2019	MIRAI	“Notice Concerning Disposition of Real Estate Trust Beneficiary in Japan (MIUMIU Kobe)”
Dated 6/21/2019	MIRAI	“Disposition of MIUMIU Kobe -Supplementary Material for the Press Release Dated June 21, 2019-”
Dated 8/5/2019	MIRAI and SAKURA	“Notice Concerning Execution of Merger Agreement by and between MIRAI Corporation and Sakura Sogo REIT Investment Corporation”
Dated 8/5/2019	MIRAI and SAKURA	“Merger of MIRAI Corporation and Sakura Sogo REIT Investment Corporation Execution of Merger Agreement - Supplementary Material for the Press Release Dated August 5, 2019-”
Dated 8/5/2019	MIRAI	“Notice Concerning Holding of General Meeting of Unitholders”
Dated 8/5/2019	SAKURA	“Notice Concerning Forecast of Operating Results for the Fiscal Period Ending October 2019 (the Final Fiscal Period) and Payment on the Merger”
Dated 8/5/2019	SAKURA	“Notice Concerning Convocation of General Meeting of Unitholders Regarding the Approval of Merger Agreement, etc.”

<Attachment>

“Assumptions Underlying Forecasts for the Fiscal Periods Ending April 30, 2020 and October 31, 2020”

2

(Attachment)

Assumptions Underlying Forecasts for the Fiscal Periods Ending April 30, 2020 and October 31, 2020

Item	Assumptions
Calculation period and effectiveness of merger

・The Fiscal Period Ending April 30, 2020: from November 1, 2019 to April 30, 2020 (182 days)

・The Fiscal Period Ending October 31, 2020: from May 1, 2020 to October 31, 2020 (184 days)

・It is assumed that the Merger will take effect on November 1, 2019 pursuant to satisfaction of prior conditions such as approval of the Merger at a general meeting of unitholders of MIRAI scheduled on September 10, 2019 and that of SAKURA scheduled on August 30, 2019.

・It is assumed that the Accounting Standard for Business Combinations (ASBJ Statement No. 21, revised on January 16, 2019) (the “Business Combinations Accounting Standard”) will apply to the Merger, and the accounting treatment will be by the purchase method with MIRAI as the acquiring corporation and SAKURA as the acquired corporation.

Portfolio assets

・It is assumed that in addition to the real estate trust beneficiary interests held by MIRAI today (a total of 29 properties), (i) as a consequence of the Merger, New MIRAI will succeed to the real estate trust beneficiary interests currently held by SAKURA (a total of 18 properties), and (ii) MIUMIU Kobe (quasi co-ownership interest 71%) (the “Assets to be Disposed”) will be disposed of as below. For details of the Assets to be Disposed, please refer to “Notice Concerning Disposition of Real Estate Trust Beneficiary in Japan (MIUMIU Kobe)” announced by MIRAI on June 21, 2019.

Fiscal Period Ending April 2020: quasi co-ownership interest 33% (scheduled disposition date: November 29, 2019)

Fiscal Period Ending October 2020: quasi co-ownership interest 38% (scheduled disposition date: June 30, 2020)

・The forecasts do not assume any changes (any acquisitions or sale) among the portfolio assets other than the disposition of the Assets to be Disposed

・Changes may occur in realty due to changes in the Portfolio Assets.

Total number of investment units issued

・It is assumed that, in addition to MIRAI’s total outstanding investment units of 1,581,640 as of today, MIRAI will upon the Merger newly issue 556,111 investment units, for a total of 2,137,751 units.

・The number of new investment units issued by MIRAI upon the Merger has not been fixed yet, and will change according to rounding and the like. Such number will be announced immediately upon determination on or after November 1, 2019, the Effective Date of Merger.

・It is assumed that there will be no other change to the number of investment units such as the issuance of new investment units in the Fiscal Period Ending October 2020.

Interest-bearing debt

・The MIRAI’s balance of outstanding interest-bearing debt is 74,700 million yen as of today.

・It is assumed that all the balance of outstanding interest-bearing debt of SAKURA as of October 31, 2019, estimated at 29,200 million yen, will be succeeded by New MIRAI.

・It is assumed that the repayment for the amount of the 4,900 million yen of borrowings with repayment deadlines in the Fiscal Period Ending April 2020 and the amount of 6,000 million yen of borrowings with repayment deadlines in the Fiscal Period Ending October 2020, will be fully financed by borrowings.

・The interest-bearing debt outstanding as of April 30, 2020 and October 31, 2020 is expected to be 103,900 million yen, respectively.

・The LTV (based on total assets) as of the effective date of the Merger is expected to be approximately 47.7%, and the LTV as of April 30, 2020 and October 31, 2020 is expected to be around at the same level.

・The calculation of the LTV (based on total assets) uses the following formula:

LTV (based on total assets) = total amount of interest-bearing debt outstanding / total assets×100

Operating revenue

・Lease business revenue from the portfolio assets is calculated primarily by taking into account leasing contracts effective as of today and trends in the real estate leasing market (vacancy rates, rent levels, etc.).

・It is expected to receive 415 million yen for the Fiscal Period Ending April 2020 and 481 million yen for the Fiscal Period Ending October 2020 in gain on sales of real estate properties (disposition gain), based on the planned disposal of the Assets to be Disposed among the above “Portfolio assets” by the end of the Fiscal Periods Ending April 2020 and October 2020, respectively.

Operating expenses

・Expenses for the lease business other than depreciation are based on past records, reflecting other variable factors into consideration.

・Total repair expenses for buildings are calculated based on the repair plans developed by Mitsui Bussan & IDERA Partners Co., Ltd., the Asset Management Company of MIRAI, and takes into account the engineering reports and appraisal reports, and are accrued in each fiscal period. It should be noted, however, that the actual repair expenses in each fiscal period may differ considerably from the estimates, mainly due to urgent repair expenses for any damages of assets arising from unexpected factors, significant yearly fluctuations in the amount of repair expenses and the nature of repair expenses whereby they do not arise on a regular basis.

・Depreciation including incidental expenses is calculated using the straight-line method. The book value of the real estate, etc. that New MIRAI will succeed from SAKURA has, as of today, not yet been fixed, and may change.

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・The breakdown of expenses for the lease business is as follows:

	Fiscal Period Ending April 2020	Fiscal Period Ending October 2020
Outsourcing services:	669 million yen	650 million yen
Utilities:	602 million yen	699 million yen
Taxes and dues:	568 million yen	592 million yen
Repair expenses:	110 million yen	114 million yen
Other expenses for lease business:	350 million yen	357 million yen
Depreciation:	779 million yen	777 million yen

・   Other expenses for leasing business includes 75 million yen for the Fiscal Period Ending April 2020 and 86 million yen for the Fiscal Period Ending October 2020 as expenses related to measures to improve profitability of the Portfolio Assets in the medium term.

・   Other operating expenses (asset management fees (excluding merger fees), administrative service fees(excluding merger-related fees), etc.) are estimated to be 592 million yen for the Fiscal Period Ending April 2020 and 749 million yen for the Fiscal Period Ending October 2020.

・   One-off expenses related to the Merger in the Fiscal Period Ending April 2020 are expected to be asset management fees in the form of merger fees of 650 million yen, which are to be paid by MIRAI to the Asset Management Company, Mitsui Bussan & IDERA Partners Co., Ltd., and merger-related fees of 600 million yen.

Non-operating expenses	・Interest expenses and borrowing-related expenses are estimated to be 365 million yen for the Fiscal Period Ending April 2020, and 366 million yen for the Fiscal Period Ending October 2020.
Extraordinary income (Gain on negative goodwill)	・An amount to be recorded as the gain on negative goodwill upon the Merger is estimated at 1,056 million yen, which will be recorded as a lump sum as extraordinary income according to the Business Combinations Accounting Standard for the Fiscal Period Ending April 2020. Such estimated amount is based on the assumptions that, under the Business Combinations Accounting Standard, the total assets of SAKURA as the acquired corporation are expected to be 65,524 million yen, its total assumed liabilities are expected to be 33,270 million yen and the consideration of acquisition regarding the Merger is expected to be 31,197 million yen (estimated using the closing price of 56,100 yen on July 29, 2019 for an investment unit of acquiring corporation MIRAI; this will be the acquisition price). An amount of the gain on negative goodwill as of the effective date of the Merger has not yet been determined, and may change from the amount as above. Such amount will be announced immediately upon determination on or after November 1, 2019, the effective date of the Merger.
Distributions per unit (excluding distributions in excess of earnings)

・Distributions per unit (excluding distributions in excess of earnings) are calculated based on the cash distribution policy described in the Articles of Incorporation of New MIRAI.

・It is assumed that the total amount to be distributed for the Fiscal Period Ending April 2020 will be 3,421 million yen, calculated by allocating the gains on negative goodwill to partial payment of merger fees and merger-related fees.

・The amount of distributions per unit (excluding distributions in excess of earnings) may fluctuate due to various factors such as acquisitions and sales of assets, changes in rent income caused by tenant relocations, unexpected repairs incurred, and interest rate fluctuations.

・Derivatives transactions (interest rate swap transaction) will be continuously in place during the Fiscal Periods Ending April 2020 and October 2020. It is estimated that deferred losses on hedges as deduction from net assets (as specified in Item 30-B, Clause 2, Article 2 of the Calculation Rules for Investment Corporations) is 491 million yen, which is the same amount as the Fiscal Period Ended April 2019. It is calculated on the assumption that there is no change in the market value of interest rate swaps.

Distributions in excess of earnings per unit

・As described above, no change in the amount of deferred losses on hedges as deduction from net assets is assumed in the Fiscal Periods Ending April 2020 and October 2020, and distributions in excess of earnings related to the allowance for temporary difference adjustment are not scheduled at present.

・Distributions in excess of earnings by decreasing unitholders’ capital under taxation are not scheduled at present.

Others

・The forecasts assume that no revisions that may impact the above projections will be made to laws and regulations, taxation, accounting standards, listing rules, the rules of the Investment Trust Association, Japan, or others.

・The forecasts assume no unforeseeable significant changes in the general economic trends and real estate market conditions.

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